March 10, 2025

Managing Partner / CEO

OLAYINKA OYEBOLA & CO.

1033 Harwin Dr. Suite #677

Houston, TX. 77036

Dear Sir, after careful review and consideration with regard to the filing of the company's 2024 10K audit, the Webstar Technology Group Inc's board of directors have unanimously chosen not to retain the services of your firm effective immediately.

We thank you for your professionalism and are most grateful for the exemplary support given during our last quarterly review. On behalf of our board, I would like to personally wish you the very best of circumstances moving forward.

Sincerely,

Ricardo H Haynes

CEO / President

Ricardo Haynes

1100 Peachtree Street NE Suite 200 Atlanta, GA. 30309